                      -------------------------------------
                           CONVERSION APPRAISAL UPDATE
                                     REPORT

                         WAYNE SAVINGS BANCSHARES, INC.

                          PROPOSED HOLDING COMPANY FOR
                          WAYNE SAVINGS COMMUNITY BANK
                                  WOOSTER, OHIO


                                  DATED AS OF:
                                  JULY 12, 2002
                      -------------------------------------








                                  PREPARED BY:

                                RP FINANCIAL, LC.
                             1700 NORTH MOORE STREET
                                   SUITE 2210

                            ARLINGTON, VIRGINIA 22209

                                                           July 12, 2002



Board of Directors
Wayne Savings Bankshares, MHC
Wayne Savings Bancshares, Inc.
Wayne Savings Community Bank
151 North Market Street
Wooster, Ohio  44691

Members of the Board of Directors:

      We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be issued by Wayne Savings Bancshares, Inc., Wooster, Ohio ("Wayne Bancshares" or the "Holding Company") in connection with the mutual-to-stock conversion of Wayne Savings Bankshares, MHC (the "MHC"). The MHC currently has a majority ownership interest in, and its principal asset consists of the common stock of Wayne Bancshares (the "MHC Shares"), the mid-tier holding company for Wayne Savings Community Bank, Wooster, Ohio ("Wayne Savings" or the "Bank"). The remaining minority shares of Wayne Bancshares' common stock is owned by public stockholders. Wayne Bancshares, organized in August 1997, owns 100 percent of the outstanding common stock of Wayne Savings. It is our understanding that Wayne Bancshares will offer its stock in a Subscription offering to the Bank's Eligible Account Holders, Tax-Qualified Plans (the "ESOP"), Supplemental Eligible Account Holders and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the Subscription offering, the shares may be offered for sale in a Community offering.

      This updated appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable interpretations thereof. Our original appraisal report, dated September 7, 2001 (the "original appraisal") and previous appraisal update reports, dated November 30, 2001 (the "first update") and April 19, 2002 (the "second update"), are incorporated herein by reference. As in the preparation of our original appraisal and previous updates, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

      On July 10, 2001, the respective Board of Directors of Wayne Bancshares and the MHC adopted the plan of conversion pursuant to which the MHC will be merged into the Bank and the MHC will no longer exist. Pursuant to the plan of conversion, Wayne Bancshares, which owns 100 percent of the Bank, will be succeeded by a new corporation with the same name. As part of the conversion, the Holding Company will sell shares of common stock in an offering that will

RP FINANCIAL, LC.
BOARD OF DIRECTORS
JULY 12, 2002
PAGE 2

represent the ownership interest in Wayne Bancshares currently owned by the MHC. As of March 31, 2002 the MHC's ownership interest in Wayne Bancshares approximated 52.54 percent. The Holding Company will also issue shares of its common stock to the public stockholders of Wayne Bancshares pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued Wayne Bancshares common stock as owned immediately prior to the conversion. As of March 31, 2002, the public stockholders' ownership interest in Wayne Bancshares was approximately 47.46 percent.

      This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Wayne Bancshares' financial condition, including financial data through March 31, 2002; (2) an updated comparison of Wayne Bancshares' financial condition and operating results versus the Peer Group companies identified in the original appraisal; and (3) a review of stock market conditions since the date of the second update.

      The estimated pro forma market value is defined as the price at which the Holding Company's common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

      Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

DISCUSSION OF RELEVANT CONSIDERATIONS
-------------------------------------

      1.    Financial Results
            -----------------

            Table 1 presents summary balance sheet and income statement details for the twelve months ended December 31, 2001 and updated financial information for the fiscal year ended March 31, 2002. The overall composition of Wayne Bancshares' March 31, 2002 balance sheet was comparable to the Holding Company's December 31, 2001 balance sheet, with the Holding Company posting modest asset growth during the quarter. Updated reported earnings for the Holding Company were slightly higher, which was largely attributable to an increase in core earnings. An increase in gains realized from the sale of loans also contributed to the Holding Company's higher updated earnings.

RP FINANCIAL, LC.
BOARD OF DIRECTORS
JULY 12, 2002
PAGE 3

                                     Table 1
                         Wayne Savings Bancshares, Inc.
                              Recent Financial Data


                                           At Dec. 31, 2001                At March 31, 2002
                                        Amount           Assets          Amount         Assets
                                        ------           ------          -------        ------
                                         ($000)             (%)           ($000)         (%)
Balance Sheet Data
------------------
Total assets                             $332,152         100.0%         $334,823        100.0%
Cash and cash equivalents                  27,211           8.2            27,883          8.3
Investment securities                      16,126           4.9            22,286          6.7
FHLB stock                                  3,726           1.1             3,767          1.1
Mortgage-backed securities                 15,086           4.5            17,326          5.2
Loans receivable, net                     257,795          77.6           251,172         75.0
Deposits                                  298,173          89.8           300,957         89.9
Borrowings                                  5,000           1.5             5,000          1.5
Total equity                               25,683           7.7            26,047          7.8


                                            12 Months Ended                12 Months Ended
                                             Dec. 31, 2001                  March 31, 2002
                                             -------------                  --------------
                                         Amount       Avg. Assets        Amount      Avg. Assets
                                        -------       -----------        -------     -----------
                                          ($000)            (%)           ($000)         (%)
Summary Income Statement
------------------------
Interest income                           $21,433           6.72%         $21,309          6.54%
Interest expense                          (12,969)         (4.07)         (12,348)        (3.79)
                                          --------         ------         --------        ------
  Net interest income                       8,464           2.65            8,961          2.75
Provision for losses                         (139)         (0.04)            (134)        (0.04)
                                             -----         ------            -----        ------
  Net interest income after provision       8,325           2.61            8,827          2.71

Other operating income                      1,101           0.34            1,143          0.35
Net gain(loss) on sale of loans/sec.          477           0.15              514          0.16
Non-interest operating expense             (7,376)         (2.31)          (7,722)        (2.37)
                                           -------         -----           -------        ------
  Earnings before income taxes              2,527           0.79            2,762          0.85

Income taxes                                 (865)         (0.27)            (939)        (0.29)
                                             -----         ------            -----        ------
Net income                                 $1,662           0.52           $1,823          0.56%


Sources: Wayne Bancshares' prospectus, audited and unaudited financial statements, and RP Financial calculations.

RP FINANCIAL, LC.
BOARD OF DIRECTORS
JULY 12, 2002
PAGE 4

            Sibling rivalry Wayne Bancshares' total assets increased by $2.7 million, or 0.8 percent, from December 31, 2001 to March 31, 2002. Asset growth was sustained by growth in investment securities and mortgage-backed securities, which was partially offset by a decline in loans receivable. Most of the decline in loans consisted of 1-4 family permanent mortgage loans, reflecting the impact of accelerated loan repayments attributable to refinancing of 1-4 family loans into lower rate loans and the Holding Company's current philosophy of selling a higher portion of longer term fixed rate loan originations into the secondary market for purposes of managing interest rate risk in the current interest rate environment. Overall, the level of loans receivable comprising total assets declined from 77.6 percent to 75.0 percent as of December 31, 2001 and March 31, 2002, respectively. Over the same time period, the Holding Company's ratio of cash and investments as percent of assets, including mortgage-backed securities and FHLB stock, increased from 18.7 percent to 21.3 percent.

            Updated credit quality measures indicated a slight improvement in credit quality during the three month period, as non-performing assets declined from $3.6 million or 1.07 percent of assets at December 31, 2001 to $3.2 million or 0.95 percent of assets at March 31, 2002. One lending relationship, consisting of commercial business and commercial real estate loans totaling $1.9 million continues to represent the largest component of the non-performing assets balance. The non-performing loan concentration consists of four loans that are cross-collateralized by non-residential real estate and residential real estate. As set forth in the second update, the four delinquent loans were brought current by the borrower. However, as of May 1, 2002 the loans returned to delinquent status and continue to be classified as non-performing loans.

            Asset growth was funded primarily by deposit growth, as the Holding Company's utilization of borrowings did not change during the quarter. Overall, the Holding Company's updated funding composition exhibited little change, as deposits equaled 89.8 percent and 89.9 percent of assets as of December 31, 2001 and March 31, 2002, respectively, and borrowings equaled 1.5 percent of assets for both periods shown in Table 1. Capital growth slightly outpaced asset growth, as Wayne Bancshares' equity-to-assets ratio increased from 7.7 percent at December 31, 2001 to 7.8 percent at March 31, 2002.

            Wayne Bancshares' operating results for the twelve months ended December 31, 2001 and the fiscal year ended March 31, 2002 are also set forth in Table 1. Reported earnings for the Holding Company equaled 0.52 percent and 0.56 percent of average assets for the twelve months ended December 31, 2001 and March 31, 2001, respectively. The Holding Company's higher updated return on assets was primarily realized through an increase in net interest income and, to a lesser extent, higher income realized from non-interest operating income and gains recorded on the sale of loans. Net interest income and operating expenses remain the two dominant components of Wayne Bancshares' core earnings.

            Wayne Bancshares' updated net interest income to average assets ratio increased from 2.65 percent to 2.75 percent for the twelve months ended December 31, 2001 and March 31, 2002, respectively. The increase in the net interest income ratio resulted from a steeper

RP FINANCIAL, LC.
BOARD OF DIRECTORS
JULY 12, 2002
PAGE 5

decline in the interest expense ratio compared to the interest income ratio, reflecting the impact of a widening yield-cost spread. The widening of the yield-cost spread reflects the more immediate impact that lower short-term interest rates have had on the Holding Company's interest rate sensitive liabilities compared to its less interest rate sensitive interest-earning assets. The Holding Company's interest rate spread increased from 2.53 percent for the twelve months ended December 31, 2002 to 2.77 percent for the fiscal year ended March 31, 2002.

            Operating expenses increased from 2.31 percent to 2.37 percent of average assets for the twelve months ended December 31, 2001 and March 31, 2002, respectively, as operating expenses increased at a faster rate than the Holding Company's asset growth. Overall, Wayne Bancshares' higher net interest income and operating expense ratios translated into a nominally higher updated expense coverage ratio (net interest income divided by operating expenses) of 1.16 times, versus a comparable ratio of 1.15 times recorded for the twelve months ended December 31, 2001.

            Non-interest operating income increased slightly as a percent of average assets, equaling 0.34 percent and 0.35 percent of average assets for the twelve months ended December 31, 2001 and March 31, 2002, respectively. When factoring non-interest operating income into core earnings, the Holding Company's updated efficiency ratio (operating expenses, net of goodwill amortization, as a percent of net interest income and non-interest operating income) was slightly improved, equaling 77.3 percent and 76.5 percent for the twelve months ended December 31, 2001 and March 31, 2002, respectively.

            Gains realized from the sale of loans increased from 0.15 percent of average assets for the twelve months ended December 31, 2001 to 0.16 percent of average assets for the twelve months ended March 31, 2002. The relatively high level of loan sale gains indicated for both periods shown in Table 1, in comparison to historic levels, has been supported by the relatively low interest rate environment that has facilitated increased originations of fixed rate loans that are sold into the secondary market. As noted in the original appraisal and previous updates, due to the more volatile and non-recurring characteristics of the loan sale gains recorded by Wayne Bancshares, such gains are not considered to be part of the Holding Company's recurring or core earnings.

            Loan loss provisions established by the Holding Company remained stable, equaling 0.04 percent of average assets for both twelve month periods shown in Table 1. As of March 31, 2002, the Holding Company maintained valuation allowances of $730,000, equal to 0.29 percent of net loans receivable and 22.9 percent of non-performing assets.

      2.    Peer Group Financial Comparisons
            --------------------------------

            Tables 2 and 3 present the financial characteristics and operating results for Wayne Bancshares, the Peer Group and all publicly-traded thrifts. The Holding Company's and

RP FINANCIAL, LC.
BOARD OF DIRECTORS
JULY 12, 2002
PAGE 6





                      [ Statistical Information Omitted ]

RP FINANCIAL, LC.
BOARD OF DIRECTORS
JULY 12, 2002
PAGE 7




                      [ Statistical Information Omitted ]

RP FINANCIAL, LC.
BOARD OF DIRECTORS
JULY 12, 2002
PAGE 8

the Peer Group's ratios are based on financial results through March 31, 2002, unless otherwise indicated for the Peer Group companies.

            In general, the comparative balance sheet ratios for the Holding Company and the Peer Group did not vary significantly from the ratios exhibited in the second update update. Consistent with the second update update, the Holding Company's updated interest-earning asset composition reflected a higher concentration of loans and a lower concentration of cash and investments. Overall, the Holding Company and the Peer Group continued to maintain comparable levels of interest-earning assets, based on updated interest-earning assets-to-assets ratios of 96.3 percent and 96.1 percent, respectively.

            The updated mix of deposits and borrowings maintained by Wayne Bancshares and the Peer Group also did not change significantly from the second update. Wayne Bancshares' funding composition continued to reflect a higher concentration of deposits and a lower concentration of borrowings, relative to the comparable Peer Group measures. Updated interest-bearing liabilities-to-assets ratios equaled 91.4 percent and 87.5 percent for the Holding Company and the Peer Group, respectively. Wayne Bancshares posted an updated equity-to-assets ratio of 7.8 percent, which remained below the comparable ratio of 11.6 percent for the Peer Group. Overall, Wayne Bancshares' updated interest-earning assets-to-interest-bearing liabilities ("IEA/IBL") ratio equaled 105.4 percent, which remained below the comparable Peer Group ratio of 109.8 percent. As discussed in the original appraisal and previous updates, the additional capital realized from stock proceeds should serve to provide Wayne Bancshares with an IEA/IBL ratio that is more comparable to the Peer Group's ratio.

            Updated growth rates for Wayne Bancshares and the Peer Group are based on annual growth for the twelve months ended March 31, 2002, unless otherwise indicated for the Peer Group companies. Consistent with the second update, updated growth rates reflected stronger asset growth for the Holding Company, based on asset growth rates of 7.4 percent and 0.7 percent for the Holding Company and the Peer Group, respectively. Asset growth for the Holding Company was realized through growth in loans and cash and investments, with a higher growth rate indicated for cash and investments. The Peer Group's asset growth was realized through growth of cash and investments, which was substantially offset by a decline in loans. Overall, the Holding Company's updated asset growth measures continue to be considered more favorable than the comparable Peer Group growth rates, with respect to supporting earnings growth potential.

            Growth in deposits and equity continued to fund the Holding Company's asset growth, as well as a decline in borrowings. The Holding Company posted an updated deposit growth rate of 8.4 percent, versus a slight decline in deposits posted by the Peer Group. The Peer Group's modest deposit run-off and asset growth were funded by a slight increase in borrowings and modest capital growth. In contrast to the second update, the Peer Group's updated capital growth rate of 0.7 percent was less than the Holding Company's updated capital growth rate of 3.1 percent. Factors contributing to the Peer Group's lower capital growth rate include maintenance of a higher level of capital than maintained by Wayne Bancshares and

RP FINANCIAL, LC.
BOARD OF DIRECTORS
JULY 12, 2002
PAGE 9

payment of cash dividends on 100 percent of the shares outstanding compared to Holding Company's dividend policy of paying cash dividends on only the public or minority shares outstanding. Following the increase in capital that will be realized from the conversion proceeds, the Holding Company's capital growth rate will be slowed by its higher pro forma capital position, as well as by dividend payments on 100 percent of the shares outstanding and possible stock repurchases.

            Table 3 displays comparative operating results for Wayne Bancshares and the Peer Group, based on their respective earnings for the twelve months ended March 31, 2002, unless otherwise indicated for the Peer Group companies. Updated earnings for the Holding Company and the Peer Group equaled 0.56 percent and 0.76 percent of average assets, respectively. The Peer Group's higher return continued to be attributable to stronger core earnings, most notably with respect to maintaining a stronger net interest margin and a higher level of non-interest operating income.

            In terms of core earnings strength, updated expense coverage ratios posted by Wayne Bancshares and the Peer Group equaled 1.16x and 1.31x, respectively. The Peer Group's stronger expense coverage ratio continued to be attributable to maintenance of a higher net interest income to average assets ratio (3.09 percent versus 2.75 percent for the Holding Company), as operating expense to average assets ratios for the Peer Group and the Holding Company continued to be similar (2.35 percent versus 2.37 percent for the Holding Company). A higher interest income ratio continued to account for the Peer Group's higher net interest income ratio, which was partially offset by Wayne Bancshares' slightly lower interest expense ratio.

            Non-interest operating income remained a slightly larger source of earnings for the Peer Group, as such income amounted to 0.50 percent and 0.35 percent of the Peer Group's and the Holding Company's average assets, respectively. Accordingly, taking non-interest operating income into account in assessing Wayne Bancshares' core earnings strength relative to the Peer Group's, the Holding Company's updated efficiency ratio of 76.5 percent remained less favorable than the Peer Group's updated efficiency ratio of 64.9 percent.

            Loss provisions remained a larger factor in the Peer Group's updated earnings, as the Peer Group's ratio of loss provisions established as a percent of average assets reflected a slight increase compared to the second update. Updated loss provisions established by the Holding Company and the Peer Group equaled 0.04 percent and 0.20 percent of average assets, respectively.

            Net gains remained a slightly larger contributor to the Holding Company's updated earnings, equaling 0.16 percent and 0.08 percent of the Holding Company's and the Peer Group's average assets, respectively. As discussed in the original appraisal and previous updates, given the less predictable and non-recurring nature of gains and losses resulting from the sale of loans and investments, the impact of the net gains on the Holding Company's and the Peer Group's earnings will continue to be discounted in evaluating the relative strengths and

RP FINANCIAL, LC.
BOARD OF DIRECTORS
JULY 12, 2002
PAGE 10

weaknesses of their respective earnings. Extraordinary items were not a factor in either the Holding Company's or the Peer Group's updated earnings.

            Taxes continued to have a slightly larger impact on the Holding Company's earnings, as indicated by updated effective tax rates of 34.0 percent and 32.7 percent for the Holding Company and the Peer Group, respectively.

            Updated credit risk measures for the Holding Company and the Peer Group reflected increases in the Peer Group's ratios of non-performing assets and non-performing loans, which served to increase the comparability of those ratios to Wayne Bancshares' updated ratios. Notwithstanding the higher updated non-performing ratios indicated for the Peer Group, the Peer Group's reserve coverage ratios remained stronger than the Holding Company's. As shown in Table 4, the Holding Company's ratios of non-performing loans/loans and non-performing assets and accruing loans more than 90 days past due/assets of 1.24 percent and
0.95 percent, respectively, were slightly lower than the comparable Peer Group ratios of 1.36 percent and 1.02 percent. However, the Peer Group's update reserve ratios of 156.6 percent as a percent of non-performing loans and 98.9 percent as a percent of non-performing assets and accruing loans that are more than 90 days past due remained well above the comparable Holding Company ratios of 23.4 percent and 22.9 percent. The Peer Group also continued to maintain higher reserves as percent of loans, based on the Holding Company's and the Peer Group's updated reserves-to-loans ratios of 0.29 percent and 0.94 percent, respectively. Net loan charge-offs remained a more significant factor for the Peer Group, as the Peer Group and the Holding Company posted updated net loan charge-offs/loan ratios of 0.37 percent and 0.02 percent, respectively.

            3.    Stock Market Conditions
                  -----------------------

            Since the date of the second update, the performance of the overall stock market has been mixed. In late-April 2002, the broader stock market faltered on the basis of weak first quarter earnings and growing concerns about the strength of the economic recovery. The sell-off prompted a rebound in blue-chip stocks at the end of April, but the rally sputtered in early-May on news of a sharper than expected increase in the April unemployment rate. Stocks were largely unchanged by the Federal Reserve's widely anticipated decision to leave rates unchanged at its early-May 2002 meeting, but then rallied sharply higher the day following the meeting on hints from Cisco about a possible business rebound. Favorable economic data in the form of stronger than expected retail sales in April and rising hopes of more upbeat earnings forecast by technology firms supported further advances in stocks during mid-May. The rebound was not sustained in late-May, as profit taking and more terrorism warnings dampened investor enthusiasm for stocks.

            Investor pessimism extended the sell-off in stocks in early-June 2002, reflecting political turmoil abroad, concerns over corporate scandals and more disappointing earnings news from market leaders. Stocks jumped higher on oversold conditions in mid-June, but the rally was brief. Both the Dow Jones Industrial Average ("DJIA") and NASDAQ Composite Index

RP FINANCIAL, LC.
BOARD OF DIRECTORS
JULY 12, 2002
PAGE 11





                      [ Statistical Information Omitted ]

RP FINANCIAL, LC.
BOARD OF DIRECTORS
JULY 12, 2002
PAGE 12

established new lows for 2002 during the week ended June 21, 2002, as a fresh batch of corporate earning warnings and the ongoing conflict in the Middle East further eroded investor confidence. Discovery of a $3.8 billion accounting error by WorldCom and nervousness about second quarter earnings heightened the sell-off the following week and into early-July. Bargain hunters provided a boost to stocks following the prolonged sell-off, despite news that the nation's unemployment rate edged up to 5.9 percent in June. The rally was not sustained, as worries about second quarter earnings and corporate accounting practices pushed market indices to new lows for the year in mid-July. On July 12, 2002, the DJIA closed at 8684.53 or 15.3 percent lower since the date of the second update and the NASDAQ Composite Index closed at 1373.50 or 23.6 percent lower since the date of the second update.

            Since the date of the second update, the market for thrift issues has been fairly stable. Thrift stocks traded in a narrow range in late-April in the face of a downturn experienced in broader stock market, as traditional spread lenders benefited from generally weak economic news. News of the increase in the April unemployment rate served to boost thrift prices in early-May, as the weak employment data lessened expectations of a strong economic recovery that would push interest rates higher. Thrift stocks stabilized in mid- and late-May, as Citigroup's proposed $5.8 billion acquisition of Golden State Bancorp had little impact on the broader thrift market. While the broader stock market experienced extensive selling pressure through most of June, the decline in thrift issues was relatively mild as investors continued to be attracted to the generally more stable performance characteristics of thrift stocks. However, thrifts experienced more extensive selling pressure in mid-July, as the downturn in broader market weighed on thrift issues as well. On July 12, 2002, the SNL Index for all publicly-traded thrifts closed at 1035.0, a decline of 6.5 percent since April 19, 2002.

            The updated pricing measures for the Peer Group and all publicly-traded thrifts generally reflected a more favorable performance compared to the
6.5 percent decline indicated for the SNL Index. The less favorable performance of the SNL Index implies that the small-cap issues outperformed the large-cap issues since the date of the second update. In particular, the pricing measures shown for the Peer Group and all publicly-traded thrifts are based on absolute averages and, thus, the market performance of each of the companies comprising the pricing measure averages have an equal impact on the calculation of the averages. Comparatively, the SNL Index is a market capitalization weighted index, which results in the larger market capitalization issues having a more significant impact on the overall performance of the SNL Index. The relatively high increase indicated for the Peer Group's updated core P/E multiple was the result of a decline in the Peer Group's core earnings per share. The steep decline indicated for the average market capitalization of all publicly-traded thrifts was substantially attributable to the removal of Golden State Bancorp in the calculation of the updated average, as the result of the announced acquisition of Golden State Bancorp by Citigroup. As of April 19, 2002, Golden State Bancorp's market capitalization equaled $4.5 billion. The Peer Group's updated pricing measures continued to reflect lower P/E multiples and lower P/B ratios than indicated for the comparable averages for all publicly-traded thrifts. Since the date of the second update, six out of the ten Peer Group companies were trading at higher prices as of July 12, 2002. A

RP FINANCIAL, LC.
BOARD OF DIRECTORS
JULY 12, 2002
PAGE 13

comparative pricing analysis of all publicly-traded thrifts, the Peer Group and recent conversions is shown in the following table, based on market prices as of April 19, 2002 and July 12, 2002.

                         Average Pricing Characteristics


                                               At April 19,         At July 12,            %
                                                 2002                 2002              CHANGE
                                               --------             --------            ------
Peer Group(1)
-------------
Price/Earnings (x)                                13.71x              13.72x              0.1%
Price/Core Earnings (x)                           15.39               16.69               8.4
Price/Book (%)                                   101.32%             100.84%             (0.5)
Price/Tangible Book(%)                           103.22              102.71              (0.5)
Price/Assets (%)                                  12.16               11.76              (3.3)
Avg. Mkt. Capitalization ($Mil)                  $41.49              $40.51              (2.4)

All Publicly-traded  Thrifts
----------------------------
Price/Earnings (x)                                15.75x              15.35x             (2.5)%
Price/Core Earnings (x)                           17.16               16.83              (1.9)
Price/Book (%)                                   133.25%             132.04%             (0.9)
Price/Tangible Book(%)                           140.72              140.33              (0.3)
Price/Assets (%)                                  13.56               13.40              (1.2)
Avg. Mkt. Capitalization ($Mil)                 $316.41             $262.67             (16.9)

Recent Conversions(1)
---------------------
Price/Core Earnings (x)                           26.38x              24.19x             (8.3)
Price/Book (%)                                   106.95%             107.87%              0.9

(1)   Ratios based on conversions completed for prior three months.

            As set forth in the original appraisal and previous updates,the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/tangible book ("P/TB") ratio in that the P/TB ratio of a converting thrift will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/TB often reflects a premium to tangible book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

            As shown in Table 5, no standard conversion offerings have been completed during the past three months. One second-step conversion offering was completed during the

RP FINANCIAL, LC.
BOARD OF DIRECTORS
JULY 12, 2002
PAGE 14

past three months, which is considered to be more relevant for purposes of Wayne Bancshares' pro forma pricing. The closing pro forma price/tangible book and core price/earnings ratios of Brookline Bancorp, Inc. ("Brookline Bancorp") equaled 94.9 percent and 22.1 times, respectively. In general, second-step conversions tend to be priced (and trade in the aftermarket) at a higher P/TB ratio than standard conversions. We believe investors take into consideration their track records as public companies prior to conversion and their generally higher pro forma ROE measures relative to standard conversions in pricing their common stocks. Additionally, the higher P/TB ratio is facilitated by the lower percentage of stock sold in the public offering in comparison to a standard conversion offering in which 100 percent of the stock is sold. Brookline Bancorp's stock price increased 13.7 percent during its first week of trading as a fully converted company.

            Shown in Table 6 are the current pricing ratios of Brookline Bancorp, which is the only NASDAQ or Exchange listed full conversion offering that has been completed during last three months. Relative to the second update, which reflected only the pricing ratios of Willow Grove Bancorp as of April 19, 2002, which was also a second-step conversion offering, the current P/B ratio and core P/E multiple for Brookline Bancorp equaled 107.87 percent and 24.19 times, respectively. Comparatively, Willow Grove Bancorp was trading at a P/B ratio of 106.95 percent and core P/E multiple of 26.38 times, as of April 19, 2002. It should be noted that the meaningfulness of the comparative pricing analysis of the recent conversions is considered to be somewhat diminished, since the pricing ratios for both dates consisted of only one company.

            As set forth in the original appraisal, RP Financial's analysis of stock market conditions also considered recent trading activity in Wayne Bancshares' stock. From the date of the second update of April 19, 2002 to July 12, 2002, the Holding Company's stock price was unchanged at $20.00 per share.

SUMMARY OF ADJUSTMENTS
----------------------

            In the second update, we made the following adjustments to Wayne Bancshares' pro forma value based upon our comparative analysis to the Peer Group:

                                                               PreviousValuation
       Key Valuation Parameters:                               Adjustment
       ------------------------                                ----------
       Financial Condition                                     No Adjustment
       Profitability, Growth and Viability of Earnings         Moderate Downward
       Asset Growth                                            Slight Upward
       Primary Market Area                                     No Adjustment
       Dividends                                               No Adjustment
       Liquidity of the Shares                                 No Adjustment
       Marketing of the Issue                                  Slight Upward

RP FINANCIAL, LC.
BOARD OF DIRECTORS
JULY 12, 2002
PAGE 15





                      [ Statistical Information Omitted ]

RP FINANCIAL, LC.
BOARD OF DIRECTORS
JULY 12, 2002
PAGE 16





                      [ Statistical Information Omitted ]

RP FINANCIAL, LC.
BOARD OF DIRECTORS
JULY 12, 2002
PAGE 17

                                                    PreviousValuation
       Key Valuation Parameters:                       Adjustment
       ------------------------                        ----------
       Management                                      No Adjustment
       Effect of Government Regulations                No Adjustment
       and Regulatory Reform

            The factors concerning the valuation parameters of primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the second update. Accordingly, those parameters were not discussed further in this update.

            The noteworthy differences in financial condition for the Holding Company and the Peer Group did not change in this update, as the Holding Company's more favorable funding composition continue to be negated by its less favorable credit quality, based on the Peer Group's stronger reserve coverage ratios. Therefore, no adjustment continued to be warranted for the Holding Company's financial condition. The Holding Company's updated asset growth measures remained more favorable than the Peer Group's growth measures, including the important area of loan growth. Accordingly, a slight upward valuation adjustment continued to be appropriate for the Holding Company's asset growth. The Holding Company's pro forma earnings continued to reflect less favorable core earnings strength compared to the Peer Group's earnings, as indicated by the Holding Company's less favorable expense coverage and efficiency ratios. Also consistent with the original appraisal and previous updates, the Holding Company's less favorable earnings strength continued to be indicated by its lower pro forma return on equity. Accordingly, on the basis of the Peer Group's stronger core earnings, a moderate downward adjustment remained appropriate for the quality, predictability and growth of the Holding Company's earnings relative to the Peer Group's.

            The general market for thrift stocks was lower since the date of the second update, as indicated by the 6.5 percent decline recorded in the SNL Index for all publicly-traded thrifts. Comparatively, the updated average pricing measures for the Peer Group and all publicly-traded thrifts generally reflected a more favorable performance compared to the SNL Index, indicating that the small-cap issues outperformed the large-cap issues since the date of the second update. Activity in the new issue market has remained somewhat limited, as there were no standard conversion offerings completed since the date of the second update. Brookline Bancorp's second-step conversion offering was completed since the second update and was closed at the top of the range. Brookline Bancorp's stock traded slightly above its IPO price in initial trading activity. We have also considered the limited trading activity in Wayne Bancshares' stock since the date of the second update and that the current trading price reflected no change from its trading price as of April 19, 2002. Accordingly, no further adjustment was applied for marketing of the issue in this updated appraisal.

            Overall, taking into account the foregoing factors, we believe that Holding Company's estimated pro market value as set forth in the second update continues to be appropriate.

RP FINANCIAL, LC.
BOARD OF DIRECTORS
JULY 12, 2002
PAGE 18

VALUATION APPROACHES
--------------------

      In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Wayne Bancshares' to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds.

      In computing the pro forma impact of the conversion and the related pricing ratios, the valuation parameters for effective tax rate, offering expenses and stock benefit plan assumptions utilized in the second update did not change in this update. The pro forma assumption for reinvestment rate was revised from 2.17 percent to 2.70 percent, which represents the constant maturity yield for U.S. Treasury securities with a maturity of one-year at March 31, 2002 and is consistent with the reinvestment rate utilized in the prospectus.

      Consistent with the original appraisal and previous updates, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the original appraisal and previous updates, this updated appraisal incorporates a "technical" analysis of recently completed conversions, including principally the P/B approach which (as discussed in the original appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

      RP Financial also considered the trading price of Wayne Bancshares' stock, which had a closing price of $20.00 per share as of July 12, 2002, unchanged from its closing price as of April 19, 2002. However, this factor was discounted somewhat given the different characteristics of the minority shares versus the shares following the second-step conversion and the absence of a liquid trading market for Wayne Bancshares' stock.

      The Holding Company has adopted Statement of Position ("SOP" 93-6) which causes earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Holding Company's shareholders. However, we have considered the impact of the Holding Company's adoption of SOP 93-6 in the determination of Wayne Bancshares' pro forma market value.

      Based on the foregoing, we have concluded that the offering range set forth in the second update continues to be appropriate. Therefore, as of July 12, 2002, the aggregate pro forma market value of Wayne Bancshares' conversion stock is equal to $39,018,190 at the midpoint. The midpoint and resulting valuation range is based on the sale of a 52.54 percent ownership interest to the public. It should be noted that the aggregate market value set forth in this update changed slightly from the previous update, as the result of a change in the MHC's ownership interest from 52.58 percent at December 31, 2001 to 52.54 percent at March 31, 2002. As the

RP FINANCIAL, LC.
BOARD OF DIRECTORS
JULY 12, 2002
PAGE 19

result of the change in the MHC ownership interest, the aggregate market value in this update was approximately $30,000 higher than in the previous update, which was considered to be immaterial for purposes of our valuation conclusion.


      1. P/E APPROACH. In applying the P/E approach, RP Financial's valuation conclusions considered both reported earnings and a recurring or "core" earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax earnings benefit from reinvestment of net stock proceeds. The Holding Company's reported earnings, incorporating the reinvestment of $170,000 of MHC assets at an after-tax reinvestment rate of 1.78 percent, equaled $1.826 million for the twelve months ended March 31, 2002. In deriving Wayne Bancshares' core earnings, the only adjustment made to reported earnings was to eliminate gains on the sale of loans, which equaled $514,000 for the twelve months ended March 31, 2002. As shown below, on a tax effected basis, assuming application of an effective marginal tax rate of 34.0 percent to the gains eliminated, the Holding Company's core earnings were determined to equal $1.487 million for the twelve months ended March 31, 2002. (Note: see Exhibit 2 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

                                                                          Amount
                                                           ------
                                                                          ($000)

      Net income                                           $1,826
      Gain on sale of loans(1)                               (339)
                                                             -----
        Core earnings estimate                             $1,487

      (1)   Tax effected at 34.0 percent.

            Based on Wayne Bancshares' reported and estimated core earnings, incorporating the impact of the pro forma assumptions discussed previously, the Holding Company's reported and core P/E multiples at the $39.0 million midpoint value equaled 20.75 times and 25.32 times, respectively. The Holding Company's updated reported and core P/E multiples provided for premiums of 51.2 percent and 51.7 percent relative to the Peer Group's average reported and core P/E multiples of 13.72 times and 16.69 times, respectively (versus premiums of 72.9 percent and 90.5 percent relative to the Peer Group's average reported and core P/E multiples as indicated in the second update). The implied premiums reflected in the Holding Company's pro forma reported and core P/E multiples take into consideration the Holding Company's resulting pro forma P/B ratio. The Holding Company's implied conversion pricing ratios relative to the Peer Group's pricing ratios are indicated in Table 7, and the pro forma calculations are detailed in Exhibits 3 and 4.

      2. P/B APPROACH. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. The Holding Company's pre-conversion book value was adjusted to include $170,000 of equity

RP FINANCIAL, LC.
BOARD OF DIRECTORS
JULY 12, 2002
PAGE 20





                      [ Statistical Information Omitted ]

RP FINANCIAL, LC.
BOARD OF DIRECTORS
JULY 12, 2002
PAGE 21





                      [ Statistical Information Omitted ]

RP FINANCIAL, LC.
BOARD OF DIRECTORS
JULY 12, 2002
PAGE 22

held at the MHC level, which will be consolidated with the Holding Company's capital as a result of the conversion. Based on the $39.0 million midpoint value, the Holding Company's P/B and P/TB ratios both equaled 90.68 percent. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of
100.84 percent and 102.71 percent, respectively, Wayne Bancshares' updated ratios were discounted by 10.1 percent and 11.7 percent (versus discounts of 9.5 percent and 10.6 percent from the Peer Group's P/B and P/TB ratios as indicated in the second update). RP Financial considered such discounts to be reasonable in light of the previously referenced valuation adjustments, the nature of the calculation of the pro forma P/B and P/TB ratios which generally mathematically results in a discounted ratio to book value and tangible book value, the Holding Company's comparatively lower pro forma core ROE and the Holding Company's resulting reported and core P/E multiples.

      In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of the recent second-step offering pricing characteristics at closing and in the aftermarket. As indicated in the original appraisal and previous updates, the pricing characteristics of recent conversion and second-step offerings are not the primary determinate of value. Consistent with the original appraisal and previous updates, particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals). The one recently completed second-step conversion offering closed at a price/tangible book ratio of 94.9 percent and its trading price increased 13.7 percent during its first week of trading as a fully converted company. In comparison, the Holding Company's P/TB ratio of 90.7 percent at the midpoint value reflects an implied discount of 4.4 percent relative to the closing ratio of the recent second-step conversion offering. In comparison to the current aftermarket P/TB ratio of the recent second-step conversion offering (107.87 percent), the Holding Company's P/TB ratio at the midpoint value reflects an implied discount of 15.9 percent.

      3. P/A APPROACH. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings -- which have received greater weight in our valuation analysis. At the $39.0 million midpoint value, Wayne Bancshares' pro forma P/A ratio equaled 11.09 percent. In comparison to the Peer Group's average P/A ratio of 11.76 percent, Wayne Bancshares' P/A ratio indicated a discount of 5.7 percent (versus a discount of 8.1 percent at the midpoint valuation in the second update).

VALUATION CONCLUSION
--------------------

      Based on the foregoing, it is our opinion that, as of July 12, 2002, the estimated aggregate pro forma market value of the Holding Company, inclusive of the sale of the MHC's ownership interest to the public shareholders was $39,018,190 at the midpoint. Based on this valuation and the approximate 52.54 ownership interest to be sold in the public offering, the midpoint value of the Holding Company's stock offering range was $20,500,000, equal to 2,050,000 shares at a per

RP FINANCIAL, LC.
BOARD OF DIRECTORS
JULY 12, 2002
PAGE 23

share value of $10.00. Pursuant to conversion guidelines, the 15 percent offering range indicates a minimum value of $17,425,000 and a maximum value of $23,575,000. Based on the $10.00 per share offering price, this valuation range equates to an offering of 1,742,500 shares at the minimum and 2,357,500 shares at the maximum. In the event the appraised value is subject to an increase, the offering range may be increased up to a supermaximum value of $27,111,250 without requiring a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in an offering of 2,711,125 shares. The pro forma valuation calculations relative to the Peer Group are shown in Table 7 and are detailed in Exhibit 3 and Exhibit 4.

Establishment of the Exchange Ratio
-----------------------------------

      OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange their shares of the Holding Company's common stock for newly issued shares of Wayne Bancshares stock as a fully converted company. The Board of Directors of the MHC has independently established a formula to determine the exchange ratio. The formula has been designed to preserve the minority shareholders' current aggregate ownership interest in Wayne Bancshares, which equaled 47.46 percent as of March 31, 2002. Pursuant to this formula, the exchange ratio to be received by the existing minority shareholders of Wayne Bancshares will be determined at the end of the offering based on the total number of shares sold in the Subscription and Community offerings. As shown in Table 7, the exchange ratio for the minority shareholders would be 1.2901 shares, 1.5177 shares, 1.7454 shares and 2.0072 shares at the minimum, midpoint, maximum and supermaximum of the offering range, respectively. RP Financial expresses no opinion on the proposed exchange of newly issued Holding Company shares for the shares held by the minority stockholders or on the proposed exchange ratio.


                                                   Respectfully submitted,

                                                   RP FINANCIAL, LC.


                                                   /s/ William E. Pommerening
                                                   -----------------------------
                                                   William E. Pommerening
                                                   Chief Executive Officer


                                                   /s/ Gregory E. Dunn
                                                   -----------------------------
                                                   Gregory E. Dunn
                                                   Senior Vice President